Exhibit 99.2

Dear Shareholders,

At the time of writing, we are preparing for our extraordinary annual general meeting at which we will vote on creating Almadex Minerals Ltd., a new exploration and royalty company focussed on grassroots prospecting in the Americas. This plan will leave Almaden focussed on the development of our 100% owned flagship Ixtaca gold-silver deposit Mexico. It also allows Almadex to get back to what your team is known for: creating new assets through inventive and intelligent prospecting.

We feel that the time is now to unlock value through this arrangement since Ixtaca is moved from exploration to a development path as the heavy work of exploration and infill drilling, resource definition and preliminary engineering has been completed. In 2014 we passed a significant milestone by producing a 43-101 Preliminary Economic Assessment (“PEA”) on the deposit and we have now embarked on Pre-Feasibility level engineering which may ultimately lead to a development decision and permitting. This all has happened less than five short years since the discovery hole was announced in August 2010. Over that time much has changed in market sentiment and metal prices however. The 2011 fiscal year saw both a high in the share price, and the beginnings of the challenging market we find ourselves in now. Despite the current market valuation, the PEA indicates the possibility of realising significant value for the new gold-silver deposit we have defined at Ixtaca. The path to realising that value is quite clear in the current market place: continue de-risking the project with further engineering work towards a Pre-Feasibility study. Post spinout of Almadex, we will have sufficient cash to accomplish this and work has commenced. A Pre-Feasibility level study will also provide the environmental engineering framework to consider permitting any positive development plan that could emerge. This would be an advanced stage of development for the project comparatively to where are today. By further de-risking the project we expect to be adding value that we can all realise when better market conditions and metal prices create positive sentiment for companies like ours.

At the same time we expect to at long last return to our core values of focussing on generative exploration in Almadex which will inherit from Almaden a portfolio of high potential gold, silver and gold-copper projects in Mexico, Nevada and Canada that I believe to be one of the exploration sector's most compelling. More importantly Almadex will have the greatest of intangibles: a management and exploration team with pioneering proprietary techniques and databases for eastern Mexico, where Ixtaca was discovered, and elsewhere. Almadex will also have in house diamond drilling capabilities which have been developed over many years by your management team.

At Almaden over the coming year, with our external consulting engineers and our Ixtaca site team, we expect to drive forward on the path of de-risking the project. The focus will be advanced engineering studies and mine permitting preparations with our world class Ixtaca community relations, public consultation and environmental permitting team. Almadex expects hit the ground running with generative work and the judicious exploration of the high priority targets in our portfolio, starting with El Cobre. Thank you for your support and I wish you a peaceful and prosperous 2015.

Your President,

Morgan Poliquin